Exhibit 99.1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of New Gold Inc. The financial information presented in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte LLP, the Company’s independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

Toronto, Canada
February 27, 2014

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act as of December 31, 2013. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2013.

(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and
Chief Financial Officer

Toronto, Canada
February 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992)  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated February 27, 2014, expressed an unqualified opinion on those financial statements.

(Signed) Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

February 27, 2014
Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the accompanying consolidated financial statements of New Gold Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years ended December 31, 2013 and December 31, 2012,  and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2013 and December 31, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on. the criteria established in Internal Control — Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

February 27, 2014
Toronto, Canada

TABLE OF CONTENTS

FINANCIAL STATEMENTS		NOTES TO THE FINANCIAL STATEMENTS

1	CONSOLIDATED INCOME STATEMENTS	6	1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

2	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6	2. SIGNIFICANT ACCOUNTING POLICIES

3	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	15	3. CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

4	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	17	4. FUTURE CHANGES IN ACCOUNTING POLICIES

5	CONSOLIDATED STATEMENTS OF CASH FLOWS	17	5. ACQUISITION OF RAINY RIVER RESOURCES

		19	6. EXPENSES

		21	7. TRADE AND OTHER RECEIVABLES

		21	8. TRADE AND OTHER PAYABLES

		21	9. INVENTORIES

		22	10. MINING INTERESTS

		23	11. IMPAIRMENT

		25	12. INVESTMENT IN ASSOCIATE

		26	13. LONG-TERM DEBT

		28	14. DERIVATIVE INSTRUMENTS

		30	15. SHARE CAPITAL

		34	16. INCOME AND MINING TAXES

		37	17. RECLAMATION AND CLOSURE COST OBLIGATIONS

		38	18. SUPPLEMENTAL CASH FLOW INFORMATION

		39	19. SEGMENTED INFORMATION

		41	20. CAPITAL RISK MANAGEMENT

		41	21. FINANCIAL RISK MANAGEMENT

		45	22. FAIR VALUE MEASUREMENT

		48	23. PROVISIONS

		48	24. OPERATING LEASES

		49	25. COMPENSATION OF DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

		49	26. COMMITMENTS AND CONTINGENCIES

Financial Statements and Notes

CONSOLIDATED INCOME STATEMENTS
		Years ended December 31
		$	$
(In millions of U.S. dollars, except per share amounts)	Note	2013	2012

Revenues		779.7	791.3
Operating expenses	6	435.5	344.3
Depreciation and depletion		177.4	116.4
Earnings from mine operations		166.8	330.6

Corporate administration		26.7	25.2
Share-based payment expenses	15	8.5	10.9
Asset impairment	11	272.5	-
Exploration and business development		34.1	20.6
(Loss) income from operations		(175.0)	273.9

Finance income	6	2.7	1.4
Finance costs	6	(40.3)	(16.4)
Rainy River acquisition costs	5	(5.0)	-
Other gains	6	26.0	19.9

(Loss) earnings before taxes		(191.6)	278.8
Income tax recovery (expense)	16	0.4	(79.8)

Net (loss) earnings		(191.2)	199.0

(Loss) earnings per share
Basic	15	(0.39)	0.43
Diluted	15	(0.39)	0.42

Weighted average number of shares outstanding (in millions)
Basic	15	488.0	463.4
Diluted	15	488.0	468.4

  See accompaning notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2013	2012

Net (loss) earnings		(191.2)	199.0

Other comprehensive (loss) income
Unrealized gains (losses) on mark-to-market of gold contracts	14	18.1	(23.8)
Realized gains on settlement of gold contracts	14	13.8	47.9
Reclassification of discontinued gold contracts	14	18.7	-
Unrealized gains (losses) on available-for-sale securities (net of tax)		-	(0.8)
Reclassification of unrealized losses on impairment of available-for-sale securities	6	3.0	-
Foreign currency translation adjustment		-	22.5
Deferred Income tax related to gold contracts	14	(20.7)	(9.9)
Total other comprehensive income		32.9	35.9
Total comprehensive (loss) income		(158.3)	234.9

All items recorded in other comprehensive income will be reclassifed in subsequent periods to net (loss) earnings.

 See accompaning notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
		As at December 31
		$	$
(In millions of U.S. dollars)	Note	2013	2012

Assets
Current assets
Cash and cash equivalents		414.4	687.8
Trade and other receivables	7	19.3	46.9
Inventories	9	182.0	163.3
Current income tax receivable		31.8	6.6
Prepaid expenses and other		10.5	12.9
Total current assets		658.0	917.5

Investments		0.5	1.0
Non-current inventories	9	31.0	32.4
Mining interests	10	3,336.5	3,134.9
Deferred tax assets	16	171.0	194.1
Other		2.0	3.8
Total assets		4,199.0	4,283.7

Liabilities and equity
Current liabilities
Trade and other payables	8	90.2	120.7
Current derivative liabilities	14	-	56.4
Total current liabilities		90.2	177.1

Reclamation and closure cost obligations	17	61.4	68.5
Provisions	23	9.4	9.5
Non-current derivative liabilities	14	-	54.1
Non-current non-hedged derivative liabilities	14	27.8	80.3
Long-term debt	13	862.5	847.8
Deferred tax liabilities	16	381.0	322.9
Deferred benefit		46.3	46.3
Other		0.5	0.7
Total liabilities		1,479.1	1,607.2

Equity
Common shares	15	2,815.3	2,618.4
Contributed surplus		90.0	85.2
Other reserves		(17.6)	(50.5)
(Deficit) retained earnings		(167.8)	23.4
Total equity		2,719.9	2,676.5
Total liabilities and equity		4,199.0	4,283.7

Approved and authorized by the Board on February 27, 2014

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

 See accompaning notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
		Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2013	2012

Common shares
Balance, beginning of year		2,618.4	2,464.0
Acquisition of Rainy River	5	188.2	-
Shares issued for exercise of options	15	8.5	11.6
Shares issued for exercise of warrants	15	0.2	75.5
Shares issued for the conversion of convertible debentures		-	67.3
Balance, end of year		2,815.3	2,618.4

Contributed surplus
Balance, beginning of year		85.2	80.4
Exercise of options		(3.5)	(3.7)
Equity settled share-based payments		8.1	8.5
Purchase of non-controlling interest	5	0.2	-
Balance, end of year		90.0	85.2

Other reserves
Balance, beginning of year		(50.5)	(86.4)
Foreign currency translation adjustment		-	22.5
Change in fair value of available-for-sale investments	6	3.0	(0.8)
Change in fair value of hedging instruments (net of tax)		29.9	14.2
Balance, end of year		(17.6)	(50.5)

Retained earnings (deficit)
Balance, beginning of year		23.4	(175.6)
Net (loss) earnings		(191.2)	199.0
Balance, end of year		(167.8)	23.4

Total equity		2,719.9	2,676.5

 See accompaning notes to the condensed consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
			Years ended December 31
		$	$
(In millions of U.S. dollars)	Note	2013	2012

Operating activities
Net (loss) earnings		(191.2)	199.0
Adjustments for:
Realized losses (gains) on gold contracts		15.2	(9.9)
Realized and unrealized foreign exchange losses	6	25.7	1.3
Realized and unrealized gains on non-hedged derivatives	6	(49.3)	(61.1)
Unrealized losses on concentrate contracts		1.2	2.4
Settlement payment of gold hedge contracts	14	(65.7)	-
Payment of Rainy River acquisition expenses		(12.9)	-
Loss on redemption of senior secured notes	6	-	31.8
Reclamation and closure costs paid	17	(2.2)	(8.0)
Loss on disposal and impairment of assets		275.1	3.3
Impairment loss of available-for-sale securities	6	3.0	-
Depreciation and depletion		178.6	116.2
Equity-settled share-based payment expense	15	8.1	8.5
Realized and unrealized (gains) losses on cash flow hedging items	6	(9.5)	2.9
Income tax (recovery) expense	16	(0.4)	79.8
Finance income	6	(2.7)	(1.4)
Finance costs	6	40.3	16.4
		213.3	381.2
Change in non-cash operating working capital	18	(9.7)	(44.8)
Cash generated from operations		203.6	336.4
Income taxes paid		(31.7)	(100.6)
Net cash generated from operations		171.9	235.8

Investing activities
Mining interests		(289.3)	(516.0)
Proceeds received from government assistance		5.7	-
Proceeds received from sale of pre-commercial production inventory		-	14.5
Purchase of additional Blackwater mining claims		-	(6.0)
Acquisition of Rainy River (net of cash received)	5	(112.6)	-
Recovery of reclamation deposits		-	8.9
Proceeds from sale of assets		0.4	-
Interest received		2.1	1.1
Cash used in investing activities		(393.7)	(497.5)

Financing activities
Issuance of common shares on exercise of options and warrants	15	5.5	75.4
Redemption of senior secured notes		-	(197.6)
Proceeds from issuance of senior notes		-	800.0
Financing initiation costs		(0.3)	(17.9)
Interest paid		(52.3)	(20.0)
Cash (used) generated by financing activities		(47.1)	639.9

Effect of exchange rate changes on cash and cash equivalents		(4.5)	0.2

Change in cash and cash equivalents		(273.4)	378.4
Cash and cash equivalents, beginning of the year		687.8	309.4
Cash and cash equivalents, end of the year		414.4	687.8

Cash and cash equivalents are comprised of:
Cash		274.4	277.5
Short-term money market instruments		140.0	410.3
		414.4	687.8

 See accompaning notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the New Afton Mine in Canada, the Mesquite Mine in the United States (“U.S.”), the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico. Significant projects include the Rainy River development project in Canada, the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), referred to as IFRS.

These consolidated financial statements were approved by the Board of Directors of the Company on February 27, 2014.

(b)  Basis of preparation
The consolidated financial statements have been prepared on the historical cost basis except for the following, which are measured at fair value:

•	Derivative financial instruments;
•	Financial instruments at fair value through profit and loss; and
•	Available-for-sale securities.

(c)  Basis of consolidation
Subsidiaries
These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (“Subsidiaries”). Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiary and has the ability to affect those returns through its power over the Subsidiary. The financial statements of Subsidiaries are included in the consolidated financial statements.

Associates
Associates are those entities in which the Company has significant influence over the financial and operating policies but not control and that is not a Subsidiary (“Associates”). Significant influence is normally presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The Company’s share of net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method.

The principal Subsidiaries and Associates of the Company are as follows:

Name of Subsidiary/Associate	Principal activity	Method of accounting	Country of incorporation and operation	Interest at December 31 2013	Interest at December 31 2012
New Gold Canada Inc.	Holding company	Consolidated	Canada	100%	100%
Minera Metallica Resources Chile Ltd.	Mining	Consolidated	Chile	100%	100%
Minera San Xavier S.A. de C.V.	Mining	Consolidated	Mexico	100%	100%
Peak Gold Mines Pty Ltd	Mining	Consolidated	Australia	100%	100%
Inversiones El Morro Limitada	Holding company	Consolidated	Chile	100%	100%
Rainy River Resources Ltd.	Mining	Consolidated	Canada	100%	0%
Sociedad Contractual Minera El Morro	Mining	Equity	Chile	30%	30%
Western Goldfields (USA) Inc.	Holding company	Consolidated	USA	100%	100%

(d)  Business combinations
A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of improved earnings, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

•	Has begun planned principal activities;
•	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;
•	Is pursuing a plan to produce outputs; and
•	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date.

Acquisition-related costs, other than costs to issue debt or equity securities, of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

•	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;
•	The consideration transferred in exchange for interest in the acquiree;
•	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and
•	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Asset acquisitions
The Company accounts for the purchase of assets and assumption of liabilities as an acquisition of net assets. The transactions do not qualify as a business combination under IFRS 3R Business Combinations, as the significant inputs and processes that constitute a business are not identified. Therefore the transactions were treated as asset acquisitions. The purchase consideration has been allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimates and available information at the time of the acquisition.

(e)  Cash and cash equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and United States government treasury bills and other evidences of indebtedness and treasury bills of the Canadian provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service or an equivalent rating from Standard & Poor’s and Moody’s.  In addition, the Company invests in bankers’ acceptances and other evidences of indebtedness of certain financial institutions, including Canadian banks.

(f)  Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of weighted average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The recovery of gold and silver from the leach pad is not known until the leaching process has concluded. In the event that the Company determines, based on engineering estimates, that a quantity of gold or other metal (silver) contained in ore on leach pads is to be recovered over a period exceeding 12 months, that portion is classified as long-term.

Work-in-process inventory represents materials that are currently in the process of being converted into finished goods. The average production cost of finished goods represents the average cost of work-in-process inventories incurred prior to the refining process, plus applicable refining, selling, shipping costs and associated royalties.

Supplies are valued at the lower of weighted average cost and net realizable value.

(g)  Mining interests
Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to advanced exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life. Mining interests also include the investments in Associates whose assets primarily consist of mineral interest.

Mining properties
The costs associated with mining properties are separately allocated to Reserves, Resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgments and estimates.

The value associated with Resources and exploration potential is the value beyond Proven and Probable Reserves assigned through acquisition. The Resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; Measured, Indicated, and Inferred Resources with insufficient drill spacing to qualify as Proven and Probable Reserves; and Inferred Resources in close proximity to Proven and Probable Reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing Reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of Measured, Indicated, or Inferred Resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of Resources or exploration potential into Reserves.

The Company estimates its ore Reserves and Mineral Resources based on information compiled by appropriately qualified persons. The estimation of recoverable Reserves will be impacted by forecast commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in the Reserve or Resource estimates may impact the carrying value of assets and depreciation and impairment charges recorded in the income statement.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depleted on a unit-of-production method. Unit-of-production depletion rates are determined based on the estimate recoverable Proven and Probable Mineral Reserves at the mine and Measured and Indicated Resources at a mine where appropriate.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When either external or internal triggering events determined that a property is not economically recoverable the capitalized costs are written off.

Exploration and evaluation
Exploration and evaluation costs are expensed until the probability that future economic benefits will flow to the entity and the asset cost or value can be measured reliably. Management uses the following criteria to determine the economic recoverability and probability of future economic benefits:

•	The Company controls access to the benefit;
•	Internal project economics are beneficial to the Company;
•	The project is technically feasible; and
•	Costs can be reliably measured.

Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains Proven and Probable Reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Property, plant and equipment
Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment.

Depreciation and depletion rates of major categories of asset costs
Mining assets are depleted using a unit-of-production method based on the estimated economically recoverable Reserves and where appropriate Resources, to which they relate. Plant and equipment is depreciated using the straight-line method over their estimated useful lives, or the remaining life of the mine if shorter.

Estimated useful life
Building	15 – 17
Plant and machinery	3 – 17
Office equipment	5 – 10
Vehicles	5 – 7
Computer equipment	3 - 5

Capitalized borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Company during the period, to a maximum of actual borrowing costs incurred. Capitalization of interest is suspended during extended periods in which active development is interrupted. The Company does not capitalize interest to investments in Associates.

Commencement of commercial production
There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;

•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

Stripping costs in surface mining
As part of its operations, the Company incurs stripping costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are deferred and capitalized as part of mining properties.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories, in accordance with IAS 2 Inventories (“IAS 2”). Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the balance sheet as a stripping activity asset (a non-current asset) if the following criteria are met: improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs relating to the stripping activity associated with the component be reliably measured. If these criteria are not met the costs are expensed in the period in which they are incurred.

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been approved as a result of the stripping activity.

Derecognition
Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are recognized in net earnings.

(h)  Impairment of long-lived assets
The Company reviews and evaluates its mining interests for indicators of impairment at the end of each reporting period. Impairment assessments are conducted at the level of cash-generating units (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or development project has the ability to or the potential to generate cash inflows that are separately identifiable and independent of each other. If an indication of impairment exists, the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of the CGU is in excess of its recoverable amount.

The recoverable amount of a mine site is the greater of its fair value less costs to dispose and value in use. In determining the recoverable amounts of the Company’s mine sites, the Company uses the fair value less costs to dispose as this will generally be greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs to dispose is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to dispose estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. When discounting estimated future cash flows, the Company uses an after-tax discount rate that would approximate what market participants would assign. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred tax balances. Impairment losses are recognized as other operating expenses in the period they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative book values of these assets at the date of impairment.

The Company assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for a long-lived asset may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount of that CGU. A reversal of an impairment loss is recognized up to the lesser of the recoverable amount or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the CGU in prior years. Reversals of impairment losses are recognized in net earnings in the period the reversals occur.

(i)  Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, changes in laws and regulations or changes to market inputs to the decommissioning model.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate and estimates of future cash flows are adjusted to reflect risk.

After the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized in finance costs, whereas increases and decreases due to changes in the estimated future cash flows are included in inventory or capitalized and depreciated over the life of the related asset unless the amount deducted from the cost exceeds the carrying value of the asset, in which case the excess is recorded in net earnings. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded in net earnings.

(j)  Income taxes
The income tax expense or benefit for the period consists of two components: current and deferred.

Current Tax
The tax currently payable is based on taxable earnings for the year. Taxable earnings differs from earnings before taxes due to items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred Tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated statement of financial position and the corresponding tax bases used in the computation of taxable net earnings. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recorded for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in Subsidiaries, Associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available against which those deductible temporary differences can be utilized. The carrying amount of the deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and where the Company has the legal right and intent to offset.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes are included within foreign exchange gains in the consolidated income statement.

Current and deferred tax for the year
Current and deferred tax are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

Government assistance and tax credits
Any federal or provincial tax credits received by the Company, with respect to exploration or development work conducted on any of its properties, are credited as a reduction to the carrying costs of the property to which the credits related. The Company records these tax credits when there is reasonable assurance with regard to collections and assessments as well as reasonable assurance that the Company will comply with the conditions associated to them and that the grants will be received.

(k)  Foreign currency translation
The individual financial statements of each Subsidiary or Associate are presented in the currency of the primary economic environment in which that entity operates (its functional currency). The functional currency of the Company and the presentation currency of the consolidated financial statements is the United States dollar (“U.S. dollar”).

Management determines the functional currency by examining the primary economic environment of each operating mine, development and exploration project. The Company considers the following factors in determining its functional currency:

•	The main influences of sales prices for goods and the country whose competitive forces and regulations mainly determine the sales price;
•	The currency that mainly influences labour, material and other costs of providing goods;
•	The currency in which funds from financing activities are generated; and
•	The currency in which receipts from operating activities are usually retained.

When preparing the consolidated financial statements of the Company, the Company translates non-U.S. dollar balances into U.S. dollars as follows:

•	Mining interest and equity method investments using historical exchange rates;
•	Financial instruments measured at fair value through profit and loss using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other comprehensive income;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in net earnings;
•
Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

(l)  (Loss) earnings per share
(Loss) earnings per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method and if converted method, as applicable. This requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the year.

(m)  Revenue recognition
Revenue from the sale of metals and metals in concentrate is recognized when all the following conditions are satisfied:

•	The Company has transferred to the buyer the significant risks and rewards of ownership;
•	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably

Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n)  Share-based payments
The Company maintains a Restricted Share Unit (“RSU”) plan, a Performance Share Unit (“PSU”) and stock option plan for employees as well as a Deferred Share Unit (“DSU”) plan for directors.

Cash-settled transactions: RSUs, PSUs and DSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are re-measured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in net earnings. The Company values the liabilities based on the change in the Company’s share price. RSU, PSU and DSU liabilities are included in provisions on the consolidated statement of financial position, and changes in the fair value of the liabilities are recorded in the consolidated income statement.

Equity-settled transactions with employees are measured by reference to the fair value at the grant date. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Company believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to contributed surplus. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

(o)  Non-derivative financial assets
The Company recognizes all financial assets initially at fair value and classifies them into one of the following four categories:

•
Fair value through profit or loss (“FVTPL”) includes: financial assets held for trading; derivatives, unless accounted for as hedges, and other financial assets designated to this category under the fair value option;

•	Held-to-maturity: non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity;
•	Loans and receivables: non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; and
•	Available-for-sale (“AFS”): includes all financial assets that are not classified in another category and any financial asset designated to this category on initial recognition.

Financial assets held to maturity and loans and receivables are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings.

The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) are based on quoted market prices at the date of the statement of financial position.  The quoted market price used for financial assets held by the Company is the last bid price of the day.

Changes in fair values of AFS assets are recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within net (loss) earnings. An AFS asset is deemed to be impaired when an adverse effect on future cash flows from the asset can be reliably estimated or, in the case of AFS securities, there is a significant or prolonged decline in the fair value of the investment below its cost.

The Company has classified cash and cash equivalents, trade receivables and reclamation deposits as loans and receivables. Investments are classified as AFS.

Transaction costs related to financial assets classified as FVTPL are recognized immediately into net earnings. For financial instruments assets classified as other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(p)  Non-derivative financial liabilities
Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net earnings. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost.

Trade and other payables, short-term borrowings and long-term debt are classified as other financial liabilities. Provisions related to the RSU, DSU and PSU plans have been classified as FVTPL.

Transaction costs related to financial liabilities classified as FVTPL are recognized immediately into income. For financial liabilities classified other than as FVTPL, transaction costs are included in the initial carrying value of the instrument.

(q)  Derivative instruments, including hedge accounting
Derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recorded in net earnings.

Hedge accounting
The Company has previously entered into arrangements for the sale of gold. The Company designated this derivative as a cash flow hedge. At the inception of a hedge relationship, the Company formally designated and documented the hedge relationship to which the Company wished to apply hedge accounting and risk management objective and strategy for understanding the hedge. In addition, at the inception of the hedge and on an ongoing basis, the Company documented whether the hedging instrument was effective. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The Company settled its outstanding gold hedge position on May 15, 2013, and discontinued hedge accounting on that date.

Gains and losses for the effective portion of the hedging instruments were included in other comprehensive income. Gains and losses for any ineffective portion of hedging instruments were included in net earnings. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net earnings in the period when the hedged items is recognized in profit or loss in the same line of the income statement. Upon discontinuation of hedge accounting, any cumulative gain or loss on the hedging instrument recognized in equity remains deferred in equity until the original forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in net earnings.

Provisional pricing
Certain products are “provisionally priced” whereby the selling price is subject to final adjustment up to 150 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract. As is customary in the industry, revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on relevant forward market prices. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as gold and copper, for which there exists active and freely traded commodity markets. The marking to market of provisionally priced sales contracts is recorded as an adjustment to sales revenue.

Copper swaps
In order to mitigate a portion of the metal price exposure associated with the time lag between the provisional and final determination of concentrate sales, the Company has entered into cash settled derivative copper contracts to swap future contracted monthly average metal prices for fixed metal prices. At each reporting date, these copper swap agreements are marked to market based on corresponding forward copper prices. The marking to market of copper swap agreements is recorded as an adjustment to sales revenue.

Share purchase warrants
The Company’s share purchase warrants with Canadian dollar exercise prices are derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period.

(r)  Trade and other receivables
Trade and other receivables are carried at amortized cost less impairment. Trade and other receivables are impaired as they are determined to be uncollectible.

(s)  Leases
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(t)  Changes in accounting policies
The Company has adopted the following new and revised IFRS along with any amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 7, Financial Instrument Disclosure (Amended)
IFRS 7, Financial Instrument Disclosure (Amended) (“IFRS 7”), requires disclosure about all recognized financial instruments that are offset in accordance with IAS 32 Financial Instruments: Presentation (“IAS 32”). The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The Company has reviewed the amendment and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements (“IFRS 10”), replaces the guidance on control and consolidation in IAS 27, Consolidated Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses the power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its Subsidiaries and investees.

IFRS 11, Joint Arrangements
IFRS 11, Joint Arrangements (“IFRS 11”), supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The amendments did not affect the Company.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), combines the disclosure requirements for the Company’s Subsidiaries, joint arrangements, Associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. The adoption of IFRS 12 has resulted in additional disclosures in the notes to the financial statements.

IFRS 13, Fair Value Measurement
IFRS 13, Fair Value Measurement (“IFRS 13”), provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at
January 1, 2013.

IAS 1 Amendment, Presentation of Items of Other Comprehensive Income (“IAS 1”)
The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 19 Employee Benefits (Amended)
IAS 19, Employee Benefits (Amended) (“IAS 19”) revised accounting for employee benefits. It requires the recognition of all re-measurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method), the immediate recognition of all past service cost in profit or loss and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in net earnings. The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and affects the timing of the recognition of termination benefits. The adoption of the amendments had no material impact.

IFRIC 20, Stripping Costs in the Production Phase of a Mine
IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”), clarifies the accounting for the costs of stripping activity in the production phase of a mine when two benefits occur: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets. The adoption of IFRIC 20 did not require any adjustments to the existing accounting for stripping activities and did not result in any measurement adjustments as at January 1, 2013. The adoption supported the Company’s current accounting policy.

3.  CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(a)  Critical judgments in the application of accounting policies

(i) Commencement of commercial production
Prior to the period when a mine has reached management’s intended operating levels, costs incurred as part of the development of the related mining property are capitalized and any mineral sales during the commissioning period are offset against the costs capitalized. The Company defines the commencement of commercial production as the date that a mine has achieved a consistent level of production. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.

There are a number of factors the Company considers when determining if conditions exist for the commencement of commercial production of an operating mine. Management examines the following when making that judgment:

•	All major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	The completion of a reasonable period of testing of the mine plant and equipment;
•	The mine or mill has reached a pre-determined percentage of design capacity; and
•	The ability to sustain ongoing production of ore.

The list is not exhaustive and each specific circumstance is taken into account before making the decision.

(ii) Functional currency
The functional currency for each of the Company’s Subsidiaries and equity investments is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity as the U.S. dollar. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determines the primary economic environment.

(iii) Determination of economic viability
Management has determined that exploratory drilling, evaluation, development and related costs incurred on the Blackwater and Rainy River development projects have future economic benefits and are economically recoverable. In making this judgment, management has assessed various criteria including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Mineral Reserves, operating management expertise, existing permits, the expectation of receiving additional permits and life-of-mine (‘LOM’) plans.

(iv) Carrying value of long-lived assets and impairment charges
In determining whether the impairment of the carrying value of an asset is necessary, management first determines whether there are external or internal indicators that would signal the need to test for impairment. These indicators consist of but are not limited to the prolonged significant decline in commodity prices, unfavourable changes to the legal environment in which the entity operate and evidence of long-term reduced production of the asset. If an impairment indicator is identified, the Company compares the carrying value of the asset against the recoverable amount. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Indicators of impairment existed at the Cerro San Pedro CGU. At Cerro San Pedro the Company updated its Reserves and Resources statement, which has reduced the Resource estimate at the CGU, and updated the LOM plan, which revised the expected production profile going forward. Additionally a 7.5% tax-deductible mining duty was enacted in Mexico during the fourth quarter of 2013, which will affect the cash flows at the mine site. The Rainy River and Blackwater projects have also recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment. The results of the assessment, including the significant estimates and assumptions used, are set out in Note 11.

(v) Impairment of AFS securities
In assessing whether there is any objective evidence that suggests that equity securities are impaired, management considers factors which include the length of time and extent the fair value has been below cost, along with management’s assessment of the financial condition, business and other risks of the issuer. Management weighs all these factors to determine the impairment but to the extent that management judgment may differ from the actual experience of the timing and amount of the recovery of the fair value, the estimate for impairment could change from period to period based upon future events that may or may not occur, the conclusion for the impairment of the equity securities may differ.

(vi) Determination of CGU
In determining a CGU, management had to examine the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. The Company has determined that each mine site and development project qualify as an individual CGU. Each of these assets generate cash inflows that are independent of the other assets and therefore qualify as an individual asset for impairment testing purposes.

(vii) Determination of purchase price allocation
Business combinations require the Company to determine the identifiable asset and liability in fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities. This requires management to make judgments and estimates to determine the fair value, including the amount of Mineral Reserves and Resources acquired, future metal prices, future operating costs, capital expenditure requirements and discount rates. The Company employs third party independent valuators to assist in this process.

(b)  Key sources of estimation uncertainty in the application of accounting policies

(i) Revenue recognition
Revenue from sales of concentrate is recorded when the rights and rewards of ownership pass to the buyer. Variations between the prices set in the contracts and final settlement prices may be caused by changes in the market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each reporting period until final settlement occurs, with changes in the fair value being recorded as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sales quantities are adjusted as well.

(ii) Inventory valuation
Management values inventory at the average production costs or net realizable value (“NRV”). Average production costs include expenditures incurred and depreciation and depletion of assets used in mining and processing activities that are deferred and accumulated as the cost of ore in stockpiles, ore on leach pad, work-in-process and finished metals inventories. The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold and silver on the leach pad as gold and silver are recovered. Estimates of recoverable gold and silver on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

(iii) Mineral Reserves
The figures for Mineral Reserves and Mineral Resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous estimates in determining the Mineral Reserves and estimates. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions, such as metal prices and market conditions, could have a material effect in the future on the Company’s financial position and results of operations.

(iv) Estimated recoverable ounces
The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(v) Deferred income taxes
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on LOM projections internally developed and reviewed by management. The Company considers tax planning opportunities that are within the Company’s control, are feasible and implementable without significant obstacles. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax asset recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(vi) Reclamation and closure cost obligations
The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

4.  FUTURE CHANGES IN ACCOUNTING POLICIES

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”), however, no mandatory effective date has currently been defined. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21 on its consolidated financial statements.

5.  ACQUISITION OF RAINY RIVER RESOURCES

On July 24, 2013, the Company acquired 86.2% of the outstanding shares (the “first take-up”) of Rainy River Resources Limited (“Rainy River”), thus obtaining control. On August 8, 2013, a further 11% of the outstanding shares was acquired and on October 15, 2013, the remaining 2.8% of the outstanding shares were acquired, resulting in the Company holding 100% of the outstanding shares of Rainy River. In addition, up to 50,000 common shares of the Company became issuable in connection with the potential exercise of a warrant issued by Rainy River. Total consideration of 25,873,898 common shares of the Company and $192.3 million cash was paid to Rainy River shareholders. The Company has determined that this transaction represents a business combination with New Gold identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Rainy River on July 24, 2013.

Rainy River was a public company that owned the development stage Rainy River gold project, hosting National Instrument 43-101 compliant gold Reserves and Resources. The Rainy River gold project is situated in Richardson Township, approximately sixty-five kilometres northwest of Fort Frances in Northwestern Ontario.

The tables below present the purchase cost and the Company’s provisional allocation of the purchase price to the assets and liabilities acquired.

Purchase cost
$

Cash paid to Rainy River shareholders	192.3
Value of New Gold shares and issuable for Rainy River warrants issued	188.2
Total acquisition cost	380.5
Cash acquired with Rainy River	79.7
Net Consideration	300.8

Summary of purchase price allocation
$
Assets
Current assets (including cash of $79.7)	80.0
Other assets	0.1
Property, plant and equipment	1.3
Rainy River project mining interest	352.2
Total assets	433.6

Liabilities
Current liabilities	17.4
Deferred income tax liabilities	35.9
Total liabilities	53.3

Equity
Contributed surplus	(0.2)
Net assets	380.5

The fair values disclosed are provisional due to the complexity of the acquisition. The review of the fair value of the assets and liabilities acquired will be completed within 12 months of the acquisition date at the latest.

As described above, the Company purchased the remaining 2.8% of the outstanding shares in Rainy River in the fourth quarter of 2013. This purchase of non-controlling interest was accounted for as an equity transaction with the fair value of consideration of $9.7 million less the value of non-controlling interest of $9.5 million, allocated to contributed surplus. Non-controlling interest was determined using the proportionate method.

The Company used a discounted cash flow model to estimate the expected future cash flows of the mine. Expected future cash flows are based on estimates of future production and commodity prices, operating costs and forecast capital expenditures based on the life-of-mine plan as at the acquisition date.

From the date of acquisition, Rainy River has contributed a loss of $5.1 million to consolidated net earnings. If the acquisition had been completed on January 1, 2013, Rainy River would have contributed a loss of $7.6 million to consolidated net earnings for the year ended December 31, 2013.

Acquisition related costs incurred by the Company of $5.0 million have been expensed.

6.  EXPENSES

(a) Operating expenses by nature
Operating expenses by nature for the years ended December 31, are as follows:

	$	$
	2013	2012

Raw materials and consumables	168.4	145.9
Salaries and employee benefits	120.7	105.2
Redundancy charges	2.4	-
Repairs and maintenance	30.1	25.5
Contractors	53.1	35.2
Royalties	13.8	18.2
Change in inventories and work-in-progress	(15.5)	(34.0)
Inventory write-down (Note 9)	6.5	-
Operating leases	23.5	31.7
General and administrative	30.3	14.6
Other	2.2	2.0
	435.5	344.3

(b) Finance costs and income
Finance costs and income for the years ended December 31, are as follows:

	$	$
	2013	2012
Finance costs
Interest on senior unsecured notes	53.7	20.1
Interest on senior secured notes	-	7.0
Interest on convertible debentures	-	5.0
Other interest	3.3	2.1
Unwinding of the discount on decommisioning obligations	1.5	1.3
Other finance costs	3.5	4.7
	62.0	40.2
Less: amounts included in cost of qualifying assets	(21.7)	(23.8)
	40.3	16.4

	$	$
	2013	2012
Finance income
Interest income	2.7	1.4

(c) Other gains (losses)
The following table summarizes other gains (losses) for the years ended December 31:

		$	$
		2013	2012

Impairment of AFS securities	i	(3.0)	-
Ineffectiveness of hedging instruments	ii	9.5	(2.9)
Realized and unrealized gains on non-hedged derivatives	iii	49.3	61.1
Loss on redemption of senior secured notes	iv	-	(31.8)
Gain (loss) on foreign exchange		(25.7)	(1.3)
Loss on disposal of assets		(2.6)	(3.3)
Other		(1.5)	(1.9)
		26.0	19.9

(i) Impairment of AFS securities
Investments include shares held in Independence Gold Corp, with an original cost of $3.4 million, which had a quoted market price of $0.4 million at December 31, 2013. As the Company considered this decline in fair value to be significant, the investments are deemed to be impaired and, as a result, an impairment loss of $3.0 million was recorded in net earnings with an equal and offsetting increase to other comprehensive income, representing the reversal of unrealized losses associated with the impaired securities.

(ii) Ineffectiveness of hedging instruments
On May 15, 2013 the Company settled its outstanding gold hedge contracts, paying $65.7 million to fully close all hedges dated to December 31, 2014 (as described in Note 14(a)). At the settlement date the hedge was deemed to be fully effective and the Company reclassified the cumulative ineffective portion of the hedge from other comprehensive income to net earnings. The Company reclassified $10.0 million upon settlement to net earnings and recognized a loss on the ineffective portion of $0.5 million during the year.

(iii) Realized and unrealized gain (loss) on non-hedged derivatives
Realized and unrealized gains and (losses) on non-hedged derivatives for the years ended December 31 are as follows:

	$	$
	2013	2012

Unrealized and realized gains (losses) on share purchase warrants	49.3	58.6
Unrealized losses on embedded derivative in senior secured notes	-	(3.7)
Unrealized losses on equity conversion option on debentures	-	6.2
	49.3	61.1

Share purchase warrants
The Company has outstanding share purchase warrants (“Warrants”), as at December 31, 2013. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and therefore are classified as a non-hedged derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses are recognized in net earnings.

At December 31, 2013 the fair value of the derivative liability was $27.8 million (2012 - $80.3 million). The change in fair value resulted in a gain of $49.3 million and a foreign exchange gain of $3.2 million on the revaluation of the Warrants for the year ended December 31, 2013. For the year ended December 31, 2012, the Company’s Series B warrants expired and of the 73,812,000 Series C warrants that came due, 73,745,000 were exercised and 67,000 expired un-exercised. Based on the re-measurement of the liability to the date of expiry or exercise, the Company realized a gain of $46.6 million in net earnings.

The following table presents the realized and unrealized gains for the years ended December 31:

	$	$
	2013	2012

New Gold Series C	-	43.3
New Gold Series B	-	3.3
Silver Quest Warrants - B	0.1	-
Silver Quest Warrants - C	-	-
Silver Quest Warrants - D	-	-
	0.1	46.6
New Gold Series A	49.3	11.0
Silver Quest Warrants - B	-	0.3
Silver Quest Warrants - C	-	0.4
Silver Quest Warrants - D	-	0.3
Rainy River Warrants	(0.1)	-
	49.2	12.0
	49.3	58.6

Embedded derivative in Senior Secured Notes
The Company had Senior Secured Notes (“Notes”) with a face value of C$187.0 million which were redeemed on May 7, 2012. The Company had the right to redeem the Notes, in whole or in part, at any time prior to June 27, 2017, the maturity date, at a price ranging from 120% to 100% (decreasing based on the length of time the Notes were outstanding) of the principle amount of the Notes to be redeemed. As at May 7, 2012 the redemption price of the Notes was 105% of the principle amount. The early redemption feature in the Notes qualified as an embedded derivative and was bifurcated for reporting purposes. The embedded derivative was measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses were recognized in net earnings. This resulted in a fair value loss of $3.7 for the year ended December 31, 2012.

Equity conversion option on Convertible Debentures
The Company had subordinate convertible debentures (“Debentures”) with a face value of C$55.0 million, which were redeemed on November 20, 2012. The Company had the right to give notice of the intended early redemption if its share price traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 days on a volume weighted average basis. This occurred on October 11, 2012.

The Debentures were classified as compound financial instruments for reporting purposes due to the holder conversion option. The conversion option was treated as a derivative liability measured at fair value on initial recognition, and was subsequently re-measured at fair value at the end of each reporting period. Gains or losses were recognized in net earnings. This resulted in a loss of $6.2 million for the year ended December 31, 2012.

(iv) Loss on redemption of Senior Secured Notes
The Company redeemed the Notes in whole on May 7, 2012 (the “Redemption date”). The Notes had a face value of $188.2 million with a fair value of $181.2 million on the Redemption date. Embedded in the Notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the Notes at a premium of 105% of face value. On the redemption date, the Company paid a premium of $9.4 million in addition to the face value, and recognized $7.0 million of accelerated accretion on the Notes.

7.  TRADE AND OTHER RECEIVABLES

	Years ended December 31
	$	$
	2013	2012
Trade receivables	10.0	12.2
Sales tax receivable	9.9	33.9
Unsettled provisionally priced and copper swap contracts	(1.2)	(2.0)
Other	0.6	2.8
	19.3	46.9

8. TRADE AND OTHER PAYABLES

	Years ended December 31
	$	$
	2013	2012
Trade payables	30.5	34.3
Interest payable	8.4	8.4
Accruals	49.7	74.7
Current portion of decommissioning obligations (Note 17)	1.6	3.3
	90.2	120.7

9.  INVENTORIES

	Years ended December 31
	$	$
	2013	2012
Heap leach ore	146.2	129.5
Work-in-process	8.9	18.1
Finished goods	14.5	13.9
Stockpile ore	2.5	0.3
Supplies	40.9	33.9
	213.0	195.7
Less: non-current inventories	(31.0)	(32.4)
	182.0	163.3

The amount of inventories recognized in operating expenses for the year ended December 31, 2013 was $421.7 million (2012 – $326.1 million). At Cerro San Pedro, during its annual update of its LOM plan, the Company estimated that the long-term recoverable silver ounces on the pad at Cerro San Pedro had reduced by 1.4 million ounces. As a result, the Company wrote-down the silver inventory and recorded a charge of $7.3 million in net earnings. The write-down consisted of $6.5 million included in operating expenses and $0.8 million included in depreciation and depletion.

Heap leach inventories of $31.0 million (2012 – $32.4 million) are expected to be recovered after one year.

10. MINING INTERESTS

	$	$	$	$	$	$
		Non	Plant &	Construction	Exploration
	Depletable	depletable	equipment	in progress	& evaluation	Total

Cost
As at December 31, 2011	674.1	1,722.1	554.9	31.0	9.7	2,991.8
Additions	23.4	326.8	114.9	135.5	-	600.6
Disposals	(0.1)	-	(15.8)	-	-	(15.9)
Transfers	791.7	(742.8)	35.9	(111.8)	-	(27.0)
Pre-commerical production revenue	-	(14.5)	-	-	-	(14.5)
Foreign exchange translation	10.6	7.4	3.3	-	-	21.3
As at December 31, 2012	1,499.7	1,299.0	693.2	54.7	9.7	3,556.3
Additions	66.6	113.9	31.3	120.4	-	332.2
Acquisition of Rainy River (Note 5)	-	352.2	1.3	-	-	353.5
Disposals	-	-	(9.3)	-	-	(9.3)
Impairments (Note 11)	(338.1)	(70.7)	(6.3)			(415.1)
Government grant received	-	(5.7)	-	-	-	(5.7)
Transfers	121.9	(26.9)	54.4	(149.4)	-	-
As at December 31, 2013	1,350.1	1,661.8	764.6	25.7	9.7	3,811.9

Accumulated depreciation
As at December 31, 2011	176.5	-	120.0	-	-	296.5
Depreciation for the period	78.1	-	58.8	-	-	136.9
Disposals	-	-	(12.5)	-	-	(12.5)
Foreign exchange translation	-	-	0.5	-	-	0.5
As at December 31, 2012	254.6	-	166.8	-	-	421.4
Depreciation for the period	134.2	-	68.7	-	-	202.9
Disposals	-	-	(6.3)	-	-	(6.3)
Impairments (Note 11)	(139.8)	-	(2.8)	-	-	(142.6)
As at December 31, 2013	249.0	-	226.4	-	-	475.4

Carrying amount
As at December 31, 2012	1,245.1	1,299.0	526.4	54.7	9.7	3,134.9
As at December 31, 2013	1,101.1	1,661.8	538.2	25.7	9.7	3,336.5

The Company capitalized interest of $21.7 million for the year ended December 31, 2013 (2012 – $23.8 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.53% (2012 – 6.53%).

Government grant received
The province of British Columbia provides an incentive for exploration in British Columbia as a refundable tax credit. The credit is based on 20% of qualifying exploration plus 10% additional credit if the exploration is carried out in a pine beetle area. This refundable tax credit is treated as government assistance and therefore reduces the mineral property asset when received. For the year ended December 31, 2013, the Company received $5.7 million (2012 - $nil).

Peak Mines specific asset impairment
At December 31, 2013 a net impairment charge of $6.4 million (2012 - $nil) was recognized at Peak Mines as a result of the closure of the New Occidental area of the mine due to the increased costs of mine infrastructure required.

A summary of carrying amount by property as at December 31, 2013 is as follows:

	$	$	$	$	$
		Non	Plant &	Construction
	Depletable	depletable	equipment	in Progress	Total

New Afton Mine	783.1	-	300.3	3.7	1,087.1
Mesquite Mine	166.3	26.2	86.3	1.1	279.9
Peak Mines	121.4	27.4	84.5	17.0	250.3
Cerro San Pedro Mine	30.3	-	9.6	3.9	43.8
Rainy River project	-	377.0	1.2	-	378.2
Blackwater project	-	798.1	47.8	-	845.9
El Morro project	-	433.1	-	-	433.1
Other	-	9.7	8.5	-	18.2
	1,101.1	1,671.5	538.2	25.7	3,336.5

1.	Other includes corporate balances and exploration properties.

A summary of carrying amount by property as at December 31, 2012 is as follows:

	$	$	$	$	$
		Non	Plant &	Construction
	Depletable	depletable	equipment	in Progress	Total

New Afton Mine	753.4	-	302.9	9.6	1,065.9
Mesquite Mine	169.9	30.6	91.1	1.1	292.7
Peak Mines	103.4	49.0	87.6	10.2	250.2
Cerro San Pedro Mine	218.4	70.7	11.1	9.6	309.8
Blackwater project	-	725.5	23.5	24.2	773.2
El Morro project	-	423.2	-	-	423.2
Other	-	9.7	10.2	-	19.9
	1,245.1	1,308.7	526.4	54.7	3,134.9

1.	Other includes corporate balances and exploration properties.

11. IMPAIRMENT

In accordance with the Company’s accounting policies, the recoverable amount of a CGU is estimated when an indication of impairment exists. Indicators of impairment existed at the Cerro San Pedro CGU. At Cerro San Pedro the Company updated its Reserves and Resources statement, which has reduced the Resource estimate at the CGU, and updated the LOM plan, which revised the expected production profile going forward. Additionally, a 7.5% tax-deductible mining duty was enacted in Mexico during the fourth quarter of 2013, which will affect the cash flows at the mine site. The Rainy River and Blackwater projects have also recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment.

Prior to reviewing for indicators of impairment at CGU level, the Company reviewed the recoverability of certain specific assets which resulted in certain infrastructure costs at Peak Mines being written off. See discussion in Note 10: Mining Interests.

For the year ended December 31, 2013 the Company recorded after-tax impairment charges of $206.3 million within income from operations (2012 - $nil), as noted below:

	$	$	$
	Cerro San Pedro	Peak Mines	Total
Within income from operations:
Cerro San Pedro plant & equipment	3.5	-	3.5
Cerro San Pedro depletable mining interest	191.9	-	191.9
Cerro San Pedro non-depletable mining interest	70.7	-	70.7
Peak Mines depletable mining interest (Note 10)	-	6.4	6.4
Total before tax	266.1	6.4	272.5
Tax recovery	(64.2)	(2.0)	(66.2)
Total after tax	201.9	4.4	206.3

(i)  Methodology and key assumptions
Impairment is recognized when the carrying amount of a CGU exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each operating mine and development project represents a separate CGU as each mine site or project has the ability to, or the potential to, generate cash inflows that are separately identifiable and independent of each other. The Company has the following CGUs: New Afton, Mesquite, Peak Mines, Cerro San Pedro, Rainy River project, Blackwater project and El Morro project. Other assets consist of corporate assets and exploration properties.

As outlined in the accounting policies, the Company uses the fair value less cost of disposal to determine recoverable amount as it believes that this will generally result in a value greater than or equal to the value in use. When there is no binding sales agreement, fair value less costs of disposal is estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. The inputs used in the fair value measurement constitute Level 3 inputs under the fair value hierarchy. Key estimates and judgments used in the fair value less cost of disposal calculation are estimates of production levels, operating costs and capital expenditures reflected in the Company’s LOM plans, the value of in situ ounces, exploration potential and land holdings, as well as economic factors beyond management’s control, such as gold, silver and copper prices, discount rates and foreign exchange rates. The Company considers this approach to be consistent with the valuation approach taken by market participants.

LOM plans
Estimated cash flows are based on LOM plans which estimate expected future production, commodity prices, exchange assumptions, operating costs and capital costs. LOM plans’ mine lives range from 2 to 17 years with an average mine life of 10 years. LOM plans use Proven and Probable Reserves only and do not utilize the non-Reserve component of Mineral Resource for a CGU. When options exist for the future extraction and processing of these Resources, an estimate of the value of the unmined Resources (also referred to as in-situ ounces), along with an estimate of value of exploration potential is included in the determination of fair value.

In-situ ounces and exploration potential
In-situ ounces are excluded from the LOM plans due to the need to continually reassess the economic returns on and timing of specific production options in the current economic environment. The value of in-situ ounces has been estimated with reference to recent arm’s length purchases of pre-production mining companies with comparable mineral interests. Estimated exploration potential has been determined by the Company based on industry standard multiples.

Land Holdings
Land value has been estimated on a per hectare basis with reference to recent comparable land purchases.

Discount rates
When discounting estimated future cash flows, the Company uses a real after-tax discount rate that would approximate what market participants would assign. This discount rate is calculated using the Capital Assets Pricing Model (“CAPM”) with an additional premium applied as needed to reflect development or jurisdictional risk. The CAPM model includes market participant’s estimates for equity risk premium, cost of debt, target debt to equity, risk free rates and inflation. For the December 31, 2013 impairment analysis, real discount rates of between 5.10% and 6.10% were used with an average rate of 5.80%.

Commodity prices and exchange rates
Commodity prices and exchange rates are estimated with reference to external market forecasts. The rates applied have been estimated using consensus commodity prices and exchange rate forecasts. For the December 31, 2013 impairment analysis the following commodity prices and exchange rate assumptions were used:

	$	$
2014 - 2018 Average		Long term
Gold (per ounce)	1,350	1,300
Silver (per ounce)	22.50	22.00
Copper (per pound)	3.16	3.00
Exchange rates:
CAD:USD	0.92	0.91
AUD:USD	0.87	0.88
MSX:USD	12.33	12.62

Significant judgments and assumptions are required in making estimates of fair value. It should be noted that the CGU valuations are subject to variability in key assumptions including, but not limited to, long-term gold prices, currency exchange rates, discount rates, production, operating and capital costs. An adverse change in one or more of the assumptions used to estimate fair value could result in a reduction in a CGU’s fair value.

(ii)  Impact of impairment tests
As noted above, at December 31, 2013 it was determined that there were potential indicators of impairment for the Cerro San Pedro CGU. Additionally, the Rainy River and Blackwater projects recently published their feasibility studies and, as is standard practice in the industry, the Company tested the projects for impairment. The Company calculated the recoverable amount of Cerro San Pedro, the Rainy River project and the Blackwater project CGUs using the fair value less cost of disposal method as noted above. For the year ended December 31, 2013 the Company recorded impairment charges of $266.1 million ($201.9 million, net of tax) within income from operations (2012 - $nil) related to CGU level impairments, as noted above.

The fair value of the Cerro San Pedro CGU has been significantly impacted by the reduction in its Resource base. The carrying amount that has been impaired is primarily related to bringing down the value ascribed to Cerro San Pedro’s Mineral Reserves and Resources as part of the purchase accounting at the time of the Company’s three-way merger in 2008. The recoverable amount of the Rainy River and Blackwater projects exceeded their carrying value and accordingly no impairment charges were recorded for these CGUs at the CGU level.

(iii)  Sensitivity analysis
After effecting the impairments for Cerro San Pedro, the fair value of this CGU is assessed as being equal to its carrying amount as at December 31, 2013. Any variation in the key assumptions used to determine fair value would result in a change of the assessed fair value. If the variation in assumption had a negative impact on fair value, it could indicate a requirement for additional impairment to the CGU. It is estimated that changes in the key assumptions would have the following approximate impact on the fair value of Cerro San Pedro at December 31, 2013:

$

$100 per ounce change in gold price	15.8
0.5% change in discount rate	1.0
5% change in exchange rate	7.3
5% change in operating costs	12.3

The fair value of the Blackwater project CGU exceeds its carrying value by approximately 10%. Therefore a significant decrease in the gold price used in the calculation, an increase in capital costs or an adverse change in any of the other assumptions used to calculate fair value less cost of disposal may result in the estimated recoverable amount to be less than the carrying value of the project.

12.  INVESTMENT IN ASSOCIATE

The Company holds a 30% interest in Sociedad Contractual Minera El Morro (“El Morro”), which holds the El Morro project, a development copper-gold project located in the Atacama region of north-central Chile. Goldcorp Inc. (“Goldcorp”) holds the remaining 70% interest in the project after completion of the Acquisition and Funding Agreement (the “Agreement”) with the Company on February 16, 2010.

As part of the Agreement, the Company received $50.0 million from Goldcorp. The Company has recorded the $50.0 million, net of $3.7 million of transaction costs, as a deferred benefit which will be amortized into net earnings at the commencement of commercial production over the life of the amended shareholder’s agreement. Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production, as outlined in Note 13 (c).

The Company accounts for its investment in the El Morro project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The Company adjusts El Morro’s financial results to give effect to uniform accounting policies. The amount recorded in net earnings for the year ended December 31, 2013 related to the El Morro project is $nil (2012 – $nil). The Company does not capitalize general borrowing interest to the project as it is accounted for as an equity investment. The Company includes the carrying amount of El Morro within mineral interests.

El Morro is a private entity that is not listed on any public exchange. The following table illustrates the summarized financial information for the Company’s investment in El Morro:

	$	$
	2013	2012
Current assets	1.2	1.6
Non-current assets	271.5	247.4
Current liabilities	(14.7)	(22.0)
Equity	258.0	227.0
Portion of the Company's ownership	30%	30%
The Company's share of net assets in Associate	77.4	68.1
Initial purchase price allocation and other consolidation entries	355.7	355.1
Carrying amount of the investment	433.1	423.2

13.  LONG-TERM DEBT

Long-term debt consists of the following at December 31:

		$	$
		2013	2012
Senior unsecured notes - due April 15, 2020	a	293.3	292.5
Senior unsecured notes - due November 15, 2022	b	490.8	490.1
El Morro project funding loan	c	78.4	65.2
Revolving credit facility	d	-	-
		862.5	847.8

(a) Senior Unsecured Notes – due April 15, 2020
On April 5, 2012, the Company issued $300.0 million of Senior Unsecured Notes (“2020 Unsecured Notes”). As at December 31, 2013 the face value was $300.0 million. The 2020 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on April 15, 2020, and bear interest at the rate of 7% per annum. Interest is payable in arrears in equal semi-annual instalments on April 15 and October 15 in each year.

The Company incurred transaction costs of $8.0 million which have been offset against the carrying amount of the 2020 Unsecured Notes and will be amortized using the effective interest method.

The 2020 Unsecured Notes are redeemable by the company in whole or in part:

•
At any time prior to April 15, 2016 at a redemption price of 100% of the aggregate principal amount of the notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12 month period beginning on April 15 of the years indicated at the redemptions prices below, expressed as a percentage of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

2016	103.50%
2017	101.75%
2018 and thereafter	100.00%

(b) Senior Unsecured Notes – due November 15, 2022
On November 15, 2012, the Company issued $500.0 million of Senior Unsecured Notes (“2022 Unsecured Notes”). As at December 31, 2012 the face value was $500.0 million. The 2022 Unsecured Notes are denominated in U.S. dollars, mature and become due and payable on November 15, 2022, and bear interest at the rate of 6.25% per annum. Interest is payable in arrears in equal semi-annual instalments on May 15 and November 15 in each year.

The Company incurred transaction costs of $9.9 million which have been offset against the carrying amount of the 2022 Unsecured Notes and will be amortized using the effective interest method.

The 2022 Unsecured Notes are redeemable by the company in whole or in part:

•
At any time prior to November 15, 2017 at a redemption price of 100% of the aggregate principal amount of the notes, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date.

•
During the 12 month period beginning on November 15 of the years indicated at the redemptions prices below, expressed as a percentage of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the redemption date.

2017	103.13%
2018	102.08%
2019	101.04%
2020 and thereafter	100.00%

(c) El Morro project funding loan
As noted above the Company owns a 30% interest in the El Morro project with Goldcorp Inc. (“Goldcorp”) holding the remaining 70% interest in the project.

Goldcorp has agreed to fund 100% of the Company’s El Morro funding commitments until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production.

The interest rate on the Company’s share of the capital funded by Goldcorp is 4.58%. As at December 31, 2013, the outstanding loan balance was $78.4 million including accrued interest (2012 - $65.2 million). For the year ended December 31, 2013, non-cash investing activities were $9.9 million (2012 – $33.0 million) excluding accrued interest, and represent the Company’s share of contributions to the El Morro project funded by Goldcorp. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including a pledge of the El Morro shares, limiting recourse to the Company’s investment in El Morro.

(d) Revolving credit facility
On February 28, 2013, the Company extended its $150.0 million revolving credit facility (the “Facility”) for an additional 12 months to December 14, 2014. At the same time, certain terms of the Facility were amended, resulting in a reduction in pricing and increased flexibility with regard to shareholder distributions and the security underpinning the Facility. In addition, net debt, rather than total debt, will be used to calculate leverage for the purpose of covenant tests and pricing levels. The commitments from each member of the bank group remain the same and all other major aspects of the Facility remain unchanged.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows at December 31:

	Financial covenant	2013	2012

Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	>$1.51 billion	$3.1 billion	$3.05 billion
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	5.7 : 1	13.2 : 1
Maximum leverage ratio (net debt to EBITDA)1	<3.0:1.0	1.3 : 1	2.0 : 1
1. The comparative covenant test presented as at December 31, 2012 was not recalculated using net debt to EBITDA. It was calculated using total debt which was the covenant test at the time.

The interest margin on drawings under the Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.56% to 0.88%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.63% as at December 31, 2013.

As at December 31, 2013, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro, A$10.3 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s reclamation requirements, C$3.2 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$2.4 million for Blackwater’s reclamation requirements, and $0.9 million relating to worker’s compensation security at Mesquite. The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $43.1 million as at December 31, 2013.

14.  DERIVATIVE INSTRUMENTS

The following tables summarize derivative liabilities designated as hedging instruments:

	$	$
	2013	2012

Gold contracts	-	110.5
Less: current derivative liabilities	-	(56.4)
Non-current derivative liabilities	-	54.1

On May 15, 2013, the Company eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. Hedge accounting with respect to these contracts was discontinued on May 15, 2013. Realized gains (losses) on derivatives in a qualifying hedge relationship (prior to discontinuance of hedge accounting) are classified as revenue for gold hedging contracts. Refer to Note 14 (a) for further analysis.

Realized and unrealized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue. The following table summarizes these realized and unrealized gains (losses) for the years ended December 31:

	$	$	$	$	$	$
	Gold	Copper	2013 Total	Gold	Copper	2012 Total
Realized	(7.4)	(8.6)	(16.0)	(0.3)	0.1	(0.2)
Unrealized	(1.5)	2.8	1.3	(1.0)	(0.3)	(1.3)
	(8.9)	(5.8)	(14.7)	(1.3)	(0.2)	(1.5)

The Company enters into a copper swap to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue. The following table summarizes these realized and unrealized gains (losses) for the years ended December 31:

	$	$
	2013	2012
Realized	4.3	(0.2)
Unrealized	(2.5)	(0.7)
	1.8	(0.9)

As at December 31, 2013, the notional amount of copper underlying the swaps outstanding was 10,685 tonnes with settlement periods ranging from January 2014 to June 2014.

Realized and unrealized gains (losses) on non-hedged derivatives not related to concentrate sales are recorded in other gains and losses. The following table summarizes realized and unrealized non-hedged derivative gains (losses) for the years ended December 31:

	$	$
	2013	2012
Share purchase warrants	49.3	58.6
Prepayment option on senior secured notes	-	(3.7)
Conversion option on convertible debentures	-	6.2
	49.3	61.1

The following table summarizes derivative gains (losses) in other comprehensive income for the years ended December 31:

	$	$
	2013	2012
Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	18.1	(23.8)
Gold hedging contracts - realized	32.5	47.9
Deferred income tax	(20.7)	(9.9)
	29.9	14.2

(a) Gold hedging contracts
Under a term loan facility the Company retired on February 26, 2010, the Mesquite Mine was required to enter into a gold hedging program. The Company settled these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. On May 15, 2013, the Company settled its outstanding hedge position, paying $65.7 million to fully close all hedges dated to December 2014.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness was assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts was recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative had been adjusted to account for the Company’s credit risk.

Prior to the discontinuance of hedge accounting, the net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The Company discontinued hedge accounting on May 15, 2013, as the hedge was settled. At that date, any cumulative gain or loss on the hedging instrument recognized in equity remains deferred in equity until the original forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in net earnings.

Of the $65.7 million liability at May 15, 2013, $19.4 million had been recorded in net earnings in advance of electing hedge accounting in 2009. At the date of close, the hedge was determined to be fully effective and as a result the previously ineffective portion of the hedge was reversed resulting in a gain of $9.5 million (2012 – unrealized derivative loss of $2.9 million) recorded in other gains and losses for the year ended December 31, 2013.

At the closing date of the hedge, on May 15, 2013, the Company had unrecognized losses related to the gold hedging contracts of $46.3 million, which remained deferred in other reserves and is released to net earnings in the same period in which the original designated underlying forecast sales occur. For the year ended December 31, 2013 the Company transferred $18.7 million of these losses to net earnings (2012 - $nil).

The fixed impact on net earnings in future years of the close out of the gold hedging contract will be a reclassification of the unrecognized losses to net earnings of $27.6 million during 2014.

(b) Share purchase Warrants
The following table summarizes information about the outstanding Warrants.

Warrant Series	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	C$

At December 31, 2013
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Rainy River Warrants	50	50	20.00	February 2, 2017
	27,900	27,900

At December 31, 2012
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Silver Quest Warrants - B	122	122	10.22	January 19, 2013
Silver Quest Warrants - C	148	148	11.56	January 20, 2013
Silver Quest Warrants - D	126	126	11.56	January 29, 2013
	28,246	28,246

The Warrants are classified as a non-hedged derivative liability recorded at FVTPL liability due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore, the Warrants are fair valued using the market price with gains or losses recorded in net earnings.

As part of the Rainy River acquisition (refer to Note 5 for additional detail), warrants issued by Rainy River to acquire up to 100,000 Rainy River shares became warrants to acquire up to 50,000 New Gold Warrants common shares an exercise price of C$20 per share and expiring on February 2, 2017. These Warrants are classified as a non-hedged derivative liability recorded as a FVTPL liability based on the currency of the Warrants.

During the year ended December 31, 2013 all the Warrants acquired during the Silver Quest Resources Ltd. asset acquisition on November 23, 2011 were exercised or expired. Of the outstanding Warrants acquired during the asset acquisition, 39,000 were exercised and 357,000 expired unexercised.

(c) Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities

The following table summarizes FVTPL assets and liabilities at December 31:

	$	$
	2013	2012
Share purchase warrants	27.8	80.3

15.  SHARE CAPITAL

At December 31, 2013, the Company had unlimited authorized common shares and 503.4 million common shares outstanding.

(a) No par value common shares issued

		Number
		of shares
		(000s)	$

Balance - December 31, 2011		461,358	2,464.0
Exercise of options		1,339	11.6
Exercise of warrants		7,434	75.5
Conversion of debentures		5,872	67.3
Balance - December 31, 2012		476,003	2,618.4
Exercise of options	i	1,521	8.5
Exercise of warrants	ii	39	0.2
Acquisition of Rainy River	iii	25,874	188.2
Balance - December 31, 2013		503,437	2,815.3

(i) Exercise of options
For the year ended December 31, 2013, the Company issued 1.5 million common shares pursuant to the exercise of stock options (2012 – 1.3 million). The Company received proceeds of $5.0 million (2012 - $7.9 million) from these exercises and transferred $3.5 million (2012 - $3.7 million) from contributed surplus.

(ii) Exercise of warrants
For the year ended December 31, 2013, the Company issued 39,000 common shares pursuant to the exercise of warrants related to the warrants acquired during the Silver Quest Resources Ltd. asset acquisition (2012 – 60,000). The Company received proceeds of $0.5 million (2012 - $0.6 million) from these exercises. During the year ended December 31, 2012, the Company issued 7.4 million common shares pursuant to the exercise of share purchase warrants. The Company received proceeds of $67.0 million from these exercise of New Gold Series C warrants and transferred $8.2 million to contributed surplus.

(iii) Acquisition of Rainy River
On July 24, 2013, the Company issued 22.4 million common shares to effect the acquisition of Rainy River, as described in Note 5. The shares were issued at the closing share price of the Company on July 24, 2013, the transaction completion date, of C$7.58 for consideration of $164.2 million. On August 8, 2013, the Company acquired an additional 11% interest through a second take-up of shares. The Company issued 2.8 million common shares at the closing price of the Company on August 8, 2013 of C$7.17 for consideration of $19.7 million. On October 15, 2013 the Company issued 0.7 million shares at the closing price of the Company on October 15, 2013 of C$6.05 for consideration of $4.3 million.

(b)  Share-based payment expenses
The following table summarizes share-based payment expenses for the years ended December 31:

		$	$
		2013	2012
Stock option expense	i	8.1	8.5
Performance share unit expense	ii	0.8	-
Restricted share unit expense	iii	(0.3)	1.9
Deferred share award unit expense	iv	(0.1)	0.5
		8.5	10.9

(i)  Stock options
Under the Company’s Stock Option Plan (the “Plan”), the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of certain options granted under the

Plan is the five-day volume weighted average share price preceding the grant date. Other options have the exercise price equal to the share price on the date of issuance. Options granted under the Plan expire no later than the fifth or seventh anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. Options granted under the Plan are settled for equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

The following table presents the changes in the Plan:

	Number of option	Weighted avg. exercise price
	(000s)	C$
Balance - December 31, 2011	10,280.	4.83
Granted	2,160.	11.46
Exercised	(1,339)	5.92
Forfeited	(56)	6.62
Expired	(106)	7.98
Balance - December 31, 2012	10,939.	5.96
Granted	1,689.	9.46
Exercised	(1,521)	3.40
Forfeited	(198)	10.41
Expired	(595)	7.89
Balance - December 31, 2013	10,314.	6.72

For the year ended December 31, 2013 the Company granted 1.7 million stock options (2012 – 2.2 million). The weighted average fair value of the stock options granted during the year ended December 31, 2013 was C$4.40 (2012 – C$5.07). Options were priced using a Black-Scholes option-pricing model. Expected volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model for the year ended December 31:

	2013	2012

Grant price	C$10.01	C$11.61
Expected dividend yield	0.0%	0.0%
Expected volatility	60.0%	60.0%
Risk-free interest rate	0.61%	0.70%
Expected life of options	3.7 years	3.7 years

At December 31, 2013 the Company had 6.8 million stock options that were exercisable with a weighted average exercise price of C$5.05 (2012 – 7.2 million with a weighted average exercise price of C$4.10). For the year ended December 31, 2013, the weighted average share price on the date of exercise was C$8.31 (2012 – C$10.46). The options vest one third a year over a three-year period beginning on the first anniversary of the grant date.

The following table summarizes information about the stock options outstanding at December 31, 2013.

		Options outstanding			Options exercisable
	Weighted avg			Weighted avg
	remaining	Number of		remaining	Number of
	contractual	options	Weighted avg	contractual	options	Weighted avg
	life	outstanding	exercise price	life	exercisable	exercise price
Exercise Prices C$	(years)	(000s)	C$	(years)	(000s)	C$
0.74 - 0.99	1.5	150.0	0.80	1.5	150.0	0.80
1.00 - 1.99	-	-	-	-	-	-
2.00 - 2.99	2.1	638.4	2.64	2.1	638.4	2.64
3.00 - 3.99	2.2	2,930.0	3.22	2.2	2,930.0	3.22
4.00 - 4.99	2.9	1,058.0	4.39	2.9	1,058.0	4.39
5.00 - 5.99	1.9	216.3	5.88	1.9	216.3	5.88
6.00 - 6.99	4.5	100.0	6.46	-	-	-
7.00 - 7.99	4.1	1,543.8	7.65	4.0	880.3	7.67
8.00 - 8.99	3.6	273.0	8.70	3.8	191.0	8.78
9.00 - 9.99	2.4	93.5	9.59	2.4	62.3	9.59
10.00 - 10.99	4.0	1,638.1	10.08	3.7	126.8	10.35
11.00 - 11.99	3.1	1,597.3	11.87	3.1	542.0	11.87
12.00 - 12.22	2.9	75.0	12.22	2.9	50.0	12.22
	3.0	10,313.4	6.72	2.6	6,845.1	5.05

(ii)  Performance share units
In 2013, the Company amended its long term incentive plan to provide for the award of performance share units (“PSUs”) to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share at the time of vesting (based on the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the vesting date). PSUs issued vest at the end of three years. The number of units which will vest is determined based on the Company’s total return performance relative to the S&P/TSX Global Gold Index Total Return Index Value during the applicable periods. Each of the three years where the PSU is outstanding will be weighted 25% each, and the three year annualized period will be weighted 25% as well. The number of units that vest is determined by multiplying the number of units granted to the participant by the return performance adjustment factor, which ranges from 0.5 to 1.5. Therefore, the number of units that will vest and are paid out may be higher or lower than the number of units originally granted to a participant. Subject to TSX and shareholder approvals, which the Company intends to seek at its 2014 Annual General and Special meeting, on a PSU maturity date, a PSU participant may, at the discretion of the Board, be issued the equivalent number of common shares of New Gold as the number of PSUs that vested on the maturity date in lieu of a cash payment.

The Company issued 0.6 million PSUs for the year ended December 31, 2013 (2012 – $nil). As the Company is currently required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. The PSU awards are financial instruments that will be fair valued at each reporting date based on the Company’s share price performance and the S&P/TSX Global Gold Index. For the year ended December 31, 2013 the Company recorded $0.8 million as compensation expense (2012 - $nil). As at December 31, 2013 the liability was $0.8 million (2012 - $nil).

(iii)  Restricted share units
In 2009, the Company established a long term incentive plan which provided for share unit awards. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the vesting date equal to the volume weighted average trading price of the Company’s common shares on the TSX for the five trading days prior to the vesting date. Share units vest in three equal annual installments commencing no later than 12 months from the end of the year for which the performance is being rewarded. As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five-day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period.

The following table presents the changes to the share award unit plan for the year ended December 31, 2013.

Number of units
(000s)
Balance - December 31, 2011	1,028.
Granted	437.
Settled	(692)
Forfeited	(163)
Balance - December 31, 2012	610.
Granted	575.
Settled	(606)
Forfeited	(82)
Balance - December 31, 2013	497.

The Company issued 0.6 million share award units for the year ended December 31, 2013 (2012 – 0.4 million). At December 31, 2013, there were 0.5 million non-vested share awards outstanding (2012 – 0.6 million). Including the fair value adjustment for the share award units previously issued, the Company recorded a recovery of $0.3 million as compensation expense for the year ended December 31, 2013 (2012 – an expense of $1.2 million). It is expected that the liability will be included in the determination of net earnings over the next 1.7 years (2012 – 1.7 years).

(iv) Deferred share units
In 2010, the Company established a director deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A director is only entitled to payment in respect of the DSUs granted to him or her when the director ceases to be a director of the Company for any reason. On termination, the Company shall redeem each DSU held by the director for payment in cash, being the product of: (i) the number of DSUs held by the director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the Company’s common shares on the TSX for the five consecutive trading days immediately prior to the date of termination.

The following table presents the changes to the deferred share award unit plan for the year ended December 31, 2013.

Number of units
(000s)
(000s)
Balance - December 31, 2011	47.
Granted	45.
Exercised	(13)
Balance - December 31, 2012	79.
Granted	68.
Exercised	--
Balance - December 31, 2013	147.

The Company issued 68,000 DSUs for the year ended December 31, 2013 (2012 – 45,000). As the Company is currently required to settle this award in cash, it will record an accrued liability and a corresponding compensation expense. The DSU awards are financial instruments that will be fair valued at each reporting date based on the performance measurement criteria. For the year ended December 31, 2013 the Company recorded a recovery of $0.1 million as compensation expense (2012 - $0.5 million). As at December 31, 2013 the liability was $0.7 million (December 31, 2012 - $0.7 million).

(c)  (Loss) earnings per share
The following table sets out the computation of diluted earnings per share for the year ended December 31:

	$	$
	2013	2012

Net (loss) earnings	(191.2)	199.0

Basic weighted average number of shares outstanding	488.0	463.4
(in millions)

Dilution of securities
Stock options	-	5.0
Diluted weighted average number of shares outstanding	488.0	468.4

Net (loss) earnings per share
Basic	(0.39)	0.43
Diluted	(0.39)	0.42

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$7.48 for the year ended December 31, 2013 (2012 – C$10.47), or the inclusion of the equity securities had an anti-dilutive effect on net earnings. For the years in which the Company records a loss, diluted loss per share is calculated using basic weighted average number of shares outstanding, as using the diluted weighted average number of share outstanding in the calculation would be anti-dilutive.

	(000s)	(000s)
	2013	2012

Stock options	10,314	1,776
Warrants	27,900	28,124

16.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the years ended December 31.

	$	$
	2013	2012
Current income and mining tax expense (recovery)
Canada	2.0	2.7
United States	(2.1)	10.9
Australia	(5.9)	5.7
Mexico	11.9	57.1
Other	(0.2)	(5.2)
	5.7	71.2

Deferred income and mining tax expense (recovery)
Canada	17.9	(1.8)
United States	25.0	3.7
Australia	10.0	6.9
Mexico	(58.7)	(9.4)
Other	(0.3)	9.2
	(6.1)	8.6

Income tax (recovery) expense	(0.4)	79.8

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the years ended December 31.

	$	$
	2013	2012

Earnings before taxes	(191.6)	278.8

Canadian federal and provincial income tax rates	25.8%	25.1%

Income tax expense based on above rates	(49.4)	70.0
Increase (decrease) due to:
Non-taxable income	(3.3)	(29.2)
Non-deductible expenditures	12.5	9.2
Different statutory tax rates on earnings of foreign subsidiaries	(5.9)	20.1
Foreign exchange on non-monetary assets and liabilities	4.0	3.5
Other foreign exchange differences	10.7	(2.6)
Adjustment of prior year provision to statutory tax returns	4.9	8.0
Canadian mining tax	4.2	(7.1)
Mexican special duty tax	3.0	-
Uncertain tax position	1.2	(5.0)
Withholding tax	0.7	2.0
Benefit of losses not recognized in the year	18.2	0.2
Rate change in the year	0.2	9.4
Other	(1.4)	1.3
Income tax (recovery) expense	(0.4)	79.8

Effective April 1, 2013, the British Columbia corporate tax rate increased from 10% to 11%. This resulted in an increase to the statutory effective tax rate to 25.8% compared to 25.1% in the prior period.

The 2013 Mexican tax reform package was published in the official gazette on December 11, 2013 and will apply from January 1, 2014. The law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty and in addition creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver and platinum. Both the Extraordinary Mining Duty and Special Mining Duty are tax deductible for income tax purposes. As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash deferred tax expense of $3.0 million. The Company will record the Special Mining Duty within the income tax expense section of the consolidated income statement as it is considered an income tax. The Extraordinary Mining Duty is considered a royalty, which does not impact the income tax expense, however will be recorded in operating expenses.

The following is the analysis of the deferred tax assets and liabilities at December 31, 2013.

	$	$	$	$	$	$	$
	Canada	USA	Australia	Mexico	Chile	Other	Total
Deferred tax assets
Unused non-capital losses	66.9	2.9	-	-	-	0.2	70.0
Investment tax credits / Government assistance	44.2	-	-	-	-	-	44.2
Alternative minimum tax credits and state taxes	-	10.3	-	-	-	-	10.3
Derivative instruments / Hedging	-	5.7	-	-	-	-	5.7
Decommissioning obligations	4.5	4.3	5.0	6.5	-	-	20.3
Accrued liabilities and provisions	0.6	0.3	3.3	0.6	-	-	4.8
BC Mining Tax	3.0	-	-	-	-	-	3.0
Ontario Mining Tax	4.2	-	-	-	-	-	4.2
Other	6.9	-	-	1.6	-	-	8.5
	130.3	23.5	8.3	8.7	-	0.2	171.0

Deferred tax liabilities
Mining interests	(160.2)	(69.2)	(49.4)	3.8	(71.4)	-	(346.4)
Property, plant and equipment	21.4	(33.8)	1.3	(3.8)	-	-	(14.9)
BC Mining Tax	(2.5)	-	-	-	-	-	(2.5)
Mexican Mining Royalty	-	-	-	(2.7)	-	-	(2.7)
Other	(3.6)	(4.4)	(1.8)	(2.5)	-	(2.2)	(14.5)
	(144.9)	(107.4)	(49.9)	(5.2)	(71.4)	(2.2)	(381.0)
Deferred income tax liabilities, net	(14.6)	(83.9)	(41.6)	3.5	(71.4)	(2.0)	(210.0)

The following is the analysis of the deferred tax assets and liabilities as at December 31, 2012.

	$	$	$	$	$	$	$
	Canada	USA	Australia	Mexico	Chile	Other	Total
Deferred tax assets
Unused non-capital losses	35.9	1.7	-	-	-	0.2	37.8
Investment tax credits / Government assistance	52.3	-	-	-	-	-	52.3
Alternative minimum tax credits and state taxes	-	14.8	-	-	-	-	14.8
Derivative instruments / Hedging	-	45.0	-	-	-	-	45.0
Decommissioning obligations	4.8	4.3	7.0	4.8	-	-	20.9
Accrued liabilities and provisions	1.3	0.4	3.7	2.5	-	-	7.9
Other	15.2	0.2	-	-	-	-	15.4
	109.5	66.4	10.7	7.3	-	0.2	194.1

Deferred tax liabilities
Mining interests	(34.4)	(74.0)	(20.0)	(52.5)	(71.5)	(1.6)	(254.0)
Property, plant and equipment	0.4	(32.3)	(17.8)	(7.3)	-	-	(57.0)
Other	(7.7)	1.7	(1.7)	(3.5)	-	(0.7)	(11.9)
	(41.7)	(104.6)	(39.5)	(63.3)	(71.5)	(2.3)	(322.9)
Deferred income tax liabilities, net	67.8	(38.2)	(28.8)	(56.0)	(71.5)	(2.1)	(128.8)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The movement in the net deferred tax liabilities as at December 31 was:

	$	$
	2013	2012
Balance at the beginning of the year	(128.8)	(138.1)
Recognized in net earnings	5.7	(8.6)
Recognized in other comprehensive income	(20.7)	(9.9)
Recognized as reduction in mineral properties	(0.2)	24.0
Recognized as foreign exchange	(32.1)	5.3
Recognized on acquisition of Rainy River Resources Inc.	(35.9)	-
Other	2.0	(1.5)
	(210.0)	(128.8)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company did not recognize deductible temporary differences on the following losses by country:

•	Canadian income tax losses of $27.5 million expire between 2014 to 2033;
•	Canadian capital loss carry forwards of $21.7 million with no expiry date;
•	United States loss carry forwards of $7.0 million expire between 2021 to 2028; and
•	Other loss carry forwards of $2.8 million with varying expiry dates.

In addition to the above, the Company did not recognize deductible temporary differences of $76.6 million (2012 - $1.4 million) on other temporary differences.

The Company has $62.6 million (2012 - $117.1 million) of temporary differences associated with investment in Subsidiaries of which deferred tax liabilities have not been recognized.

The Company recognizes deferred taxes by taking into account the effects of local enacted tax legislation. Deferred tax assets are fully recognized when the Company concludes that sufficient positive evidence exist to demonstrate that it is probable that a deferred tax asset will be realized. The main factors that the Company considers, but are not limited to, are:

•	Historic and expected future taxable income;
•	Any tax planning that can be implemented to realize the tax assets; and
•	The nature, amount and timing and reversal of taxable temporary differences.

Future income is impacted by changes in market gold, copper and silver prices as well as forecasted future costs and expenses to produce gold and copper Reserves. In addition the quantities of Proven and Probable gold and copper Reserves, market interest rates and foreign currency exchange rates also impact future levels of taxable income. Any change in any of these factors will result in an adjustment to the recognition of deferred tax assets to reflect the Company's latest assessment of the amount of deferred tax assets that is probable will be realized.

 17. RECLAMATION AND CLOSURE COST OBLIGATIONS

Changes to the reclamation and closure cost obligations are as follows:

	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Blackwater project	Total
	$	$	$	$	$	$

Balance, January 1, 2012	9.8	10.5	17.6	16.8	0.3	55.0
Reclamation expenditures	(0.3)	(7.7)	-	-	-	(8.0)
Unwinding of discount	0.2	0.2	0.6	0.3	-	1.3
Revisions to expected cash flows	0.4	8.4	4.6	0.3	8.4	22.1
Foreign exchange movement	0.3	-	(0.2)	1.3	-	1.4
Balance, December 31, 2012	10.4	11.4	22.6	18.7	8.7	71.8
Less: current portion of closure costs	1.2	0.7	1.2	0.2	-	3.3
Non current portion of closure costs	9.2	10.7	21.4	18.5	8.7	68.5

Balance, December 31, 2012	10.4	11.4	22.6	18.7	8.7	71.8
Reclamation expenditures	(0.9)	(0.9)	(0.2)	(0.2)	-	(2.2)
Unwinding of discount	0.2	0.2	0.7	0.2	0.2	1.5
Revisions to expected cash flows	(0.9)	(0.1)	(3.9)	0.1	1.0	(3.8)
Foreign exchange movement	(0.6)	-	(3.2)	(0.1)	(0.4)	(4.3)
Balance, December 31, 2013	8.2	10.6	16.0	18.7	9.5	63.0
Less: current portion	0.3	0.7	0.5	0.1	-	1.6
Non current portion of closure costs	7.9	9.9	15.5	18.6	9.5	61.4

The current portion of the reclamation and closure cost obligations has been included in Note 8: Trade and other payables.

Each period the Company reviews cost estimates and other assumptions used in the valuation of the obligations at each of its mining properties and development properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the obligation. The fair values of the obligations are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an obligation is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in Reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the obligation is recorded. The fair value of an obligation is recorded when it is incurred.

For the year ended December 31, 2013, the Company updated the reclamation and closure cost obligations for each of its mine sites. The impact of these assessments was a decrease of $3.8 million, most of which related to changes in future reclamation activities at the mine sites.

The majority of the expenditures are expected to occur between 2014 and 2037. The discount rates used in estimating the site reclamation and closure cost obligations were between 2.5% and 4.1% for the year ended December 31, 2013 (2012 – 1.2% and 3.1%), and the inflation rate used was between 2.0% and 4.2% for the year ended December 31, 2013 (2012 – 2.0% and 4.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2013, letters of credit totalling $43.1 million (2012 - $39.8 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit are secured by the revolving credit facility (Note 13 (d)), and the annual fees are 1.60% of the value of the outstanding letters of credit.

18.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the years ended December 31, is as follows:

	$	$
	2013	2012
Operating activities:
Change in non-cash operating working capital
Trade and other receivables	(0.2)	(3.7)
Inventories	(15.0)	(34.0)
Prepaid expenses and other	3.4	(3.6)
Trade and other payables	2.1	(3.5)
	(9.7)	(44.8)

19. SEGMENTED INFORMATION

(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized for the years ended December 31:

							2013
	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	318.7	113.7	177.7	169.6	-	-	779.7
Operating expenses	105.7	94.3	126.4	109.1	-	-	435.5
Depreciation and depletion	93.7	25.2	32.4	26.1	-	-	177.4
Earnings from mine operations	119.3	(5.8)	18.9	34.4	-	-	166.8

Corporate administration	-	-	-	-	26.7	-	26.7
Share-based payment expenses	-	-	-	-	8.5	-	8.5
Asset impairment	-	-	6.4	266.1	-	-	272.5
Exploration and business development	11.1	3.5	5.7	-	0.4	13.4	34.1
Income from operations	108.2	(9.3)	6.8	(231.7)	(35.6)	(13.4)	(175.0)

Finance income	0.1	-	0.9	-	0.8	0.9	2.7
Finance costs	(0.6)	(0.2)	(0.9)	(0.3)	(34.8)	(3.5)	(40.3)
Rainy River acquisition costs	-	-	-	-	(5.0)	-	(5.0)
Other (losses) gains	(18.0)	7.2	(1.4)	(0.9)	49.6	(10.5)	26.0
Earnings (loss) before taxes	89.7	(2.3)	5.4	(232.9)	(25.0)	(26.5)	(191.6)
Income tax (expense) recovery	(36.2)	(22.9)	(4.2)	46.9	11.6	5.2	0.4
Net earnings (loss)	53.5	(25.2)	1.2	(186.0)	(13.4)	(21.3)	(191.2)

1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

							2012
	New Afton Mine	Mesquite Mine	Peak Mines	Cerro San Pedro Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	127.3	190.7	191.1	282.2	-	-	791.3
Operating expenses	46.3	97.4	109.5	91.1	-	-	344.3
Depreciation and depletion	35.0	25.7	22.8	32.9	-	-	116.4
Earnings from mine operations	46.0	67.6	58.8	158.2	-	-	330.6

Corporate administration	-	-	-	-	25.2	-	25.2
Share-based payment expenses	-	-	-	-	10.9	-	10.9
Exploration and business development	4.5	-	5.9	5.1	1.3	3.8	20.6
Income from operations	41.5	67.6	52.9	153.1	(37.4)	(3.8)	273.9

Finance income	0.1	-	0.4	-	0.9	-	1.4
Finance costs	(0.5)	(0.3)	(0.8)	(0.4)	(12.2)	(2.2)	(16.4)
Other (losses) gains	(4.3)	(4.9)	0.8	(1.5)	27.8	2.0	19.9
Earnings (loss) before taxes	36.8	62.4	53.3	151.2	(20.9)	(4.0)	278.8
Income tax (expense) recovery	(3.9)	(14.6)	(12.6)	(47.7)	4.4	(5.4)	(79.8)
Net earnings (loss)	32.9	47.8	40.7	103.5	(16.5)	(9.4)	199.0
1. Other includes balances relating to the development and exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the year.

(b)  Segment assets and liabilities
The following tables present the segmented assets and liabilities as at December 31.

	Total assets		Total liabilities		Capital expenditure (2)
	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$

New Afton Mine	1,161.8	1,181.4	77.5	76.0	122.2	302.0
Mesquite Mine	437.9	471.7	129.8	238.2	17.4	10.9
Peak Mines	310.1	324.9	88.2	89.3	43.0	46.8
Cerro San Pedro Mine	178.5	415.5	53.0	150.1	24.5	11.4
Rainy River project	453.7	-	70.5	-	21.2	-
Blackwater project	886.7	804.8	38.7	34.0	55.2	134.2
El Morro project (3)	433.1	423.2	190.5	136.6	-	-
Other(1)	337.2	662.2	830.9	883.0	0.1	2.2
	4,199.0	4,283.7	1,479.1	1,607.2	283.6	507.5

1.	Other includes corporate balances and exploration properties.
2.
Capital expenditure per consolidated statement of cash flows. In the current year, Mining Interests per statement of cash flows are net of proceeds received from government assistance. In the prior year, Mining Interests include the purchase of additional Blackwater mining claims but are net of proceeds received from sale of pre-commercial production inventory.

3.	As outlined in Note 13 the capital expenditure at El Morro is funded by the El Morro project funding loan.

(c)  Geographical information
The Company operates in five principal geographical areas - Canada (country of domicile), Mexico, the United States, Australia and Chile. The Company's revenue by location of operations and information about the Company’s non-current assets by location of assets are detailed below for the years ended December 31.

	Revenues (1)		Non-current assets (2)
	2013	2012	2013	2012
	$	$	$	$

Canada	318.7	127.3	2,310.6	1,842.4
United States	113.7	190.7	279.9	292.8
Australia	177.7	191.1	250.2	250.2
Mexico	169.6	282.2	74.8	349.1
Chile	-	-	442.8	432.8
Other	-	-	6.1	-
	779.7	791.3	3,364.4	3,167.3

1. Presented based on the location in which the sale originated.
2. Non-current assets exclude financial instruments (investments, reclamation deposits and other) and deferred tax assets.

(d)  Information about major customers
The following table presents sales to individual customers exceeding 10% of annual sales for the following periods. The following five customers represent 81% (2012 – four individual customers exceeding 10% of annual sales represented 74%) of the Company’s concentrate and doré sales revenue as at December 31, 2013.

		$
Customer	Reporting segment	2013
1	Mesquite Mine (1)	110.1
	Cerro San Pedro Mine (1)	99.4
2	New Afton Mine	135.9
3	New Afton Mine	110.5
4	Peak Mines	92.8
5	Peak Mines	85.0
Total		633.7
1. Mesquite Mine and Cerro San Pedro Mine both sell to the same customer.

		$
Customer	Reporting segment	2012
1	Cerro San Pedro Mine (1)	164.2
	Mesquite Mine (1)	130.1
2	Cerro San Pedro Mine	116.9
3	Peak Mines	91.0
4	Peak Mines	84.7
Total		586.9
1. Mesquite Mine and Cerro San Pedro Mine both sell to the same customer.

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. Refer to Note 21 (a) for further discussion on the Company’s exposure to Credit Risk.

20. CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of equity, long-term debt, net of cash and cash equivalents, and investments.

Capital as defined above is summarized in the following table.

	$	$
	December 31	December 31
	2013	2012
Equity	2,719.9	2,676.5
Long-term debt	862.5	847.8
	3,582.4	3,524.3
Cash and cash equivalents	(414.4)	(687.8)
Investments	(0.5)	(1.0)
	3,167.5	2,835.5

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, restructure or issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual budget is approved by the Board of Directors. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian Provinces with a minimum credit rating of R-1 mid from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poor’s and Moody’s and with maturities of 12 months or less at the original date of acquisition.  In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or Provinces with a minimum credit rating of R-1 mid from DBRS.  All investments must have a maximum term to maturity of 12 months and the average term will generally range from seven days to 90 days. Under the policy, the Company is not permitted to make investments in asset-backed commercial paper or auction rate securities.

21. FINANCIAL RISK MANAGEMENT

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)  Credit risk
Credit risk is the risk of an unexpected loss if a party to the Company’s financial instruments fails to meet their contractual obligations. The Company’s financial assets are primarily composed of cash and cash equivalents, investments and trade and other receivables. Credit risk is primarily associated with trade and other receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2013 is not considered to be high.

The Company’s maximum exposure to credit risk at December 31 is as follows:

	$	$
	December 31	December 31
	2013	2012
Cash and cash equivalents	414.4	687.8
Trade receivables	19.3	46.9
	433.7	734.7

The aging of accounts receivable at December 31 is as follows:

	0-30	31-60	61-90	91-120	Over	2013	2012
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$	$
New Afton Mine	1.7	4.2	-	-	-	5.9	21.5
Cerro San Pedro Mine	3.7	1.9	0.3	-	2.6	8.5	4.7
Mesquite Mine	0.4	-	-	-	-	0.4	0.9
Peak Mines	3.0	-	-	-	-	3.0	5.5
Rainy River project	0.8	-	-	-	-	0.8	-
Blackwater project	0.5	-	-	-	-	0.5	13.1
Corporate	0.2	-	-	-	-	0.2	1.2
	10.3	6.1	0.3	-	2.6	19.3	46.9

A significant portion of the Company’s cash and cash equivalents is held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section, which is described in Note 20.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company sells its copper concentrate production from the New Afton Mine to six different customers under off-take contracts. The Company sells its copper concentrate production from Peak Mines to one customer under an off-take contract. While there are alternative customers in the market, loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

(b)  Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in Note 20.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated statements of financial position.

	Less than	1-3	4-5	After	2013	2012
	1 year	years	years	5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	89.4	0.8	-	-	90.2	120.7
Long-term debt (1)	-	-	-	878.4	878.4	865.2
Interest payable on long-term debt	52.3	104.5	104.5	156.5	417.8	470.1
Copper swap contracts	(2.5)	-	-	-	(2.5)	0.9
Gold contracts	-	-	-	-	-	116.7
	139.2	105.3	104.5	1,034.9	1,383.9	1,573.6
1. Long-term debt includes the El Morro project funding loan and the Senior Unsecured Notes.

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

(c) Currency risk
The Company operates in Canada, Mexico, the United States, Australia and Chile. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

(i) Transaction exposure
The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii) Exposure to currency risk
The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

	December 31, 2013
	Canadian	Australian	Mexican
	dollar	dollar	peso
Cash and cash equivalents	61.5	2.0	0.8
Trade and other receivables	7.3	3.0	8.6
Trade and other payables	(41.3)	(22.2)	(22.6)
Reclamation and closure cost obligations	(17.3)	(15.6)	(18.6)
Warrants	(1.6)	-	-
Share award units	(27.8)	-	-
Gross balance sheet exposure	(19.2)	(32.8)	(31.8)

	December 31, 2012
	Canadian	Australian	Mexican
	dollar	dollar	peso
Cash and cash equivalents	19.6	10.2	0.3
Trade and other receivables	35.9	2.1	4.7
Trade and other payables	(70.8)	(18.4)	(16.3)
Reclamation and closure cost obligations	(17.9)	(21.4)	(18.4)
Warrants	(80.3)	-	-
Share award units	(4.0)	-	-
Gross balance sheet exposure	(117.5)	(27.5)	(29.7)

(iii) Translation exposure
The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

	$	$
	December 31	December 31
	2013	2012

Canadian dollar	(1.9)	(11.8)
Australian dollar	(3.3)	(2.7)
Mexican peso	(3.2)	(2.9)
	(8.4)	(17.4)

(d)  Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company’s outstanding debt obligations are fixed and are therefore not exposed to changes in market interest rates. The Facility interest is variable; however, the Facility is undrawn as at December 31, 2013.

The Company is exposed to interest rate risk on its short-term investments which are included in cash and cash equivalents. The short-term investment interest earned is based on prevailing money market and bank account interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $4.0 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage this risk.

(e)  Price risk
The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

•	The strength of the U.S. economy and the economies of other industrialized and developing nations;
•	Global or regional political or economic crises;
•	The relative strength of the U.S. dollar and other currencies;
•	Expectations with respect to the rate of inflation;
•	Interest rates;
•	Purchases and sales of gold by central banks and other holders;
•	Demand for jewellery containing gold; and
•	Investment activity, including speculation, in gold as a commodity.

For the year ended December 31, 2013, the Company’s revenues and cash flows were impacted by gold prices in the range of $1,192 to $1,694 per ounce, and by copper prices in the range of $3.01 to $3.75 per pound. There is a time lag between the shipment of gold and copper and final pricing, and changes in pricing can significantly impact the Company’s revenue and working capital position. As at December 31, 2013, working capital includes unpriced gold and copper concentrate receivables totalling 22,665 ounces of gold and 25.8 million pounds of copper. A $100 change in the gold price per ounce would have an impact of $2.3 million on the Company’s working capital. A $0.10 change in the copper price per pound would have an impact of $2.6 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has no fuel hedge contracts at this time.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in gold, copper and silver prices would increase the Company’s net earnings whereas an increase in fuel or share unit award prices would decrease the Company’s net earnings. A 10% change in prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

			Years ended December 31
	$	$	$	$
	2013	2013	2012	2012
		Other		Other
		compre-		compre-
	Net	hensive	Net	hensive
	earnings	income	earnings	income

Gold price	52.4	-	61.3	21.1
Copper price	26.6	-	12.7	-
Silver price	3.0	-	5.9	-
Fuel price	7.2	-	6.1	-
Warrants	2.8	-	8.0	-
Share award units	0.2	-	0.4	-
Total price risk exposure	92.2	-	94.4	21.1

22. FAIR VALUE MEASUREMENT

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

			December 31, 2013
	$	$	$	$	$
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	414.4	-	-	-	414.4
Trade and other receivables	20.5	-	-	-	20.5
Provisionally priced contracts	-	1.3	-	-	1.3
Copper swap contracts	-	(2.5)	-	-	(2.5)
Investments	-	-	0.5	-	0.5
Financial liabilities
Trade and other payables	-	-	-	90.2	90.2
Long-term debt	-	-	-	862.5	862.5
Warrants	-	27.8	-	-	27.8
Performance share units	-	0.8	-	-	0.8
Share award units	-	0.9	-	-	0.9

			December 31, 2012
	$	$	$	$	$
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	49.3	-	-	-	49.3
Provisionally priced contracts	-	(1.5)	-	-	(1.5)
Copper swap contracts	-	(0.9)	-	-	(0.9)
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and other payables	-	-	-	117.4	117.4
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

The carrying values and fair values of the Company’s financial instruments are as follows.

	2013	2013	2012	2012
	$	$	$	$
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets
Cash and cash equivalents	414.4	414.4	687.8	687.8
Trade and other receivables	19.3	19.3	46.9	46.9
Investments	0.5	0.5	1.0	1.0
Financial liabilities
Trade and other payables	90.2	90.2	120.7	120.7
Long-term debt	862.5	870.4	847.8	902.9
Gold contracts	-	-	110.5	110.5
Warrants	27.8	27.8	80.3	80.3
Performance share units	0.8	0.8	-	-
Share award units	0.9	0.9	4.0	4.0

The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

		December 31, 2013
	$	$	$
Asset (Liability)	Level 1	Level 2	Level 3

Investments	0.5	-	-
Warrants	(27.7)	(0.1)	-
Share award units	(0.9)	-	-
Performance share units	(0.8)	-	-
Provisionally priced contracts	-	1.3	-
Copper swap contracts	-	(2.5)	-

		December 31, 2012
	$	$	$
Asset (Liability)	Level 1	Level 2	Level 3

Investments	1.0	-	-
Warrants	(80.3)	-	-
Share award units	(4.0)	-	-
Provisionally priced contracts	-	(1.5)	-
Copper swap contracts	-	(0.9)	-
Gold contracts	-	(110.5)	-

There were no transfers between Levels 1, 2 and 3 as at December 31, 2013. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities

Gold contracts
At December 31, 2012 the Company’s current derivative liabilities included commodity forward contracts for a portion of the Company’s gold sales. The fair value of the forward contracts was calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the Company’s appropriate interest rate spread. As noted above the Company settled its outstanding hedge position during 2013.

Provisionally priced contracts and copper swap contracts
The fair value of the provisionally priced contracts and the copper swaps are calculated using the mark to market forward prices of London Metal Exchange gold and copper based on the applicable settlement dates of the outstanding provisionally priced contracts and swap contracts.

23. PROVISIONS

In addition to the environmental rehabilitation provision in Note 17, the following table presents changes in provisions relating to share award units and employee benefits for the year ended December 31, 2013.

	Performance	Share award	Employee
	share units	units	benefits	Total
	$	$	$	$

Balance, January 1, 2012	-	5.3	7.2	12.5
Additional provisions recognized	-	6.0	1.4	7.4
Used during the year	-	(7.5)	-	(7.5)
Foreign exchange	-	0.2	0.1	0.3
Balance, December 31, 2012	-	4.0	8.7	12.7
Less: current portion	-	3.2	-	3.2
Non current portion of provisions	-	0.8	8.7	9.5
Additional provisions recognized	0.8	0.3	3.9	5.0
Used during the year	-	(2.8)	(3.9)	(6.7)
Foreign exchange	-	(0.2)	(1.0)	(1.2)
Balance, December 31, 2013	0.8	1.3	7.7	9.8
Less: current portion	-	0.4	-	0.4
Non current portion of provisions	0.8	0.9	7.7	9.4

24. OPERATING LEASES

Non-cancellable operating lease rentals are payable for the years ended December 31, as follows:

	$	$
	2013	2012

Less than 1 year	16.2	16.0
Between 1 and 5 years	18.8	32.9
More than 5 years	-	-
	35.0	48.9

The Company leases a number of offices and mobile equipment fleet at the Cerro San Pedro Mine. The leases typically run for a period of one to five years, with an option to review the lease after that date.

For the year ended December 31, 2013, an amount of $23.5 million was recognized as an expense in profit or loss in respect of operating leases (2012 - $31.7 million). There was no contingent rent or sublease revenue recognized during the period ended December 31, 2013, or for the comparative period in 2012.

25. COMPENSATION OF DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

The remuneration of the Company’s directors and other key management personnel during the years ended December 31 was as follows:

	$	$
	2013	2012

Short-term benefits (1)	5.7	5.6
Post-employment benefits	0.1	0.1
Other long-term benefits	6.0	7.5
Share-based payments	1.0	1.9
Termination benefits	-	-
	12.8	15.1

1.	Short-term benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

The remuneration of key executives is determined by the compensation committee having regard to the performance of individuals and market trends.

26. COMMITMENTS AND CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial condition, cash flow and results of operations.

(a) The Company has entered into a number of contractual commitments for capital items related to operations and development. At December 31, 2013, these commitments totalled $44.5 million (2012 – $87.4 million), all of which are expected to fall due over the next 12 months.

(b) The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro project’s environmental permit in March 2011. However, a constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”) is the Chilean company jointly held by the Company and Goldcorp, which owns and operates the El Morro project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s decision, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court and on October 22, 2013, the environmental permit for El Morro was reinstated. Subsequently, on November 22, 2013 the Copiapo Court of Appeals granted an injunction suspending development of the El Morro project. The injunction was requested in constitutional actions filed by the Huascoaltino and Diaguita communities, regarding inadequate consultation by SEA. The injunction effectively suspends construction activities and development works until the court has completed its review.

(c) In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted. In addition, some authorizations necessary for the operation of the Cerro San Pedro Mine have durations of one year or one quarter, or other periods that are shorter than the remaining mine life.  While historically these authorizations have been renewed extended or re-issued without incident, in late 2013 the annual construction and operations licenses issued by the Municipality of Cerro de San Pedro in San Luis Potosì were subject to numerous inappropriate conditions.  The application of the conditions was suspended by the State Contentious and Administrative Tribunal. As of February 27, 2014, MSX remains in a dispute with the Municipality regarding certain conditions relating to the annual licenses.  It is possible that the licenses will be revoked and not reissued, or reissued on unacceptable or unreasonable terms, or that MSX will not ultimately prevail in court proceedings regarding the terms and conditions of such licenses.  This could result in a suspension or termination of operations at the Cerro San Pedro Mine and/or additional costs, any of which could adversely affect the Company’s production, cash flow and profitability.